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July 30, 1999

To Our Stockholders:

    On behalf of the Board of Directors (the "Board") of Fuisz Technologies Ltd., a Delaware corporation (the "Company"), we are pleased to inform you that on July 25, 1999, the Company entered into an Agreement and Plan of Merger (the "Merger Agreement") with Biovail Corporation International, an Ontario, Canada corporation ("Parent"), and its wholly-owned subsidiary, ABCI Acquisition Sub. Corporation, a newly organized Delaware corporation (the "Purchaser"), pursuant to which Purchaser today has commenced a cash tender offer (the "Offer") to purchase at a price of $7.00 per Share, net to the seller in cash, without interest, up to 6,585,225 of the outstanding shares of the Company's common stock, par value $0.01 per share (the "Shares"). The Offer is currently scheduled to expire at Midnight, New York City time, on Thursday, August 26, 1999, unless the Offer is extended.

    Following the purchase of Shares pursuant to the Offer, all remaining outstanding Shares will be exchanged for shares of common stock of Parent, at a ratio of one Share for 0.1194 shares of common stock of Parent, subject to certain adjustments, and the Purchaser will be merged with and into Company (the "Merger"), with the Company surviving the Merger as a wholly-owned subsidiary of Parent.

    THE BOARD OF DIRECTORS OF THE COMPANY HAS DETERMINED THAT THE OFFER, THE MERGER AGREEMENT, AND THE TRANSACTIONS CONTEMPLATED THEREBY, ARE FAIR TO AND IN THE BEST INTERESTS OF THE COMPANY'S STOCKHOLDERS, HAS APPROVED THE OFFER, THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY AND RECOMMENDS THAT THE COMPANY'S STOCKHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES PURSUANT THERETO.

    In arriving at its recommendation, the Board gave careful consideration to the factors described in the attached Solicitation/Recommendation Statement on
Schedule 14D-9 (the "Schedule 14D-9") that is being filed today with the Securities and Exchange Commission. The Board has received a written opinion, dated July 25, 1999, of Warburg Dillon Read LLC to the effect that, as of such date and based upon and subject to certain matters stated therein, the per Share consideration to be received in the Offer and the Merger, taken together, by the holders of Shares (other than Parent and its affiliates) was fair, from a financial point of view, to such holders.

    In addition to the attached Schedule 14D-9, enclosed also is the Offer to Purchase dated July 30, 1999, together with related materials, including a Letter of Transmittal, to be used for tendering your Shares in the Offer. These documents state the terms and conditions of the Offer and provide instructions as to how to tender your Shares. WE URGE YOU TO READ THESE DOCUMENTS CAREFULLY IN MAKING YOUR DECISION WITH RESPECT TO TENDERING YOUR SHARES PURSUANT TO THE OFFER.

                                          On behalf of the Board of Directors

                                                       [SIGNATURE]

                                          DR. RICHARD FUISZ
                                          Chairman of the Board

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